                        FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-122150

                                   PROSPECTUS

                               AMBIENT CORPORATION

                       114,224,626 shares of Common Stock

        This prospectus relates to the sale by the selling stockholders of up to 114,224,626 shares of our common stock, par value $0.001 (the "Common Stock"). The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions.

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Each of the selling stockholders may be deemed to be an "underwriter," as such term is defined in the Securities Act of 1933.

        Our common stock is quoted on the OTC Bulletin Board under the trading symbol "ABTG". The last reported sales price per share of our Common Stock as quoted by the OTC Bulletin Board on January 31, 2005, was $0.32.

        AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 5.

        Neither the Securities Exchange and Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is February 1, 2005

                           PRINCIPAL EXECUTIVE OFFICE:
                               Ambient Corporation
                                79 Chapel Street
                           Newton, Massachusetts 02458
                                 (617) 332-0004

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                                TABLE OF CONTENTS

                                                                           Page

Prospectus Summary........................................................   2

Risk Factors..............................................................   5

Use of Proceeds...........................................................  12

Description of the Agreements with the Holders of the Convertible
Debentures................................................................  12

Selling Stockholders......................................................  16

Plan of Distribution......................................................  21

Description of Capital Stock..............................................  23

Disclosure of SEC Position of Indemnification for Securities
Act Liabilities...........................................................  23

Interest of Named Expert and Counsel......................................  23

Legal Matters.............................................................  23

Experts...................................................................  23

Where You can find more Information.......................................  24

Incorporation of Certain Documents by Reference...........................  24

Documents Delivered with this Prospectus..................................  25

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of Common Stock.

                               PROSPECTUS SUMMARY

THIS IS ONLY A SUMMARY AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, ESPECIALLY "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

                               AMBIENT CORPORATION

        Ambient Corporation is engaged in the design, development, and marketing of equipment and technologies designed to utilize existing electrical power medium voltage and low voltage distribution lines as a medium for the delivery of broadband and other services. The use of an electric power distribution system as a high-speed communication medium is commonly referred to as "power line communications" or "broadband over power lines." The proprietary equipment, components and related technologies and power line communications networks that we are designing, developing and testing will be referred to throughout this Prospectus as the "PLC Technologies."

        Power line communications technology has been in existence for many years. Utilities have historically used low speed power line communications to satisfy certain monitoring and control functions. During the past decade, certain utilities and technology companies continued to experiment with higher-bandwidth data transfer via electric distribution systems in Europe, South America and the United States. The recent advances in power line communications technology allow for the delivery of high-speed communications over the medium and low voltage power lines. Globally, many utilities are conducting commercial pilots, with a few utilities already offering limited commercial services.

        Historically, overcoming certain technical limitations inherent in existing electric distribution grids has been one of the primary hindrances to utilities' acceptance and implementation of high-speed power line communications. We have developed and successfully tested, on a limited trial basis, our unique and patented coupler technology that is designed to achieve high-speed data transfer to and from the medium and low voltage distribution lines without the need to establish an electrical connection to the medium voltage line. Our couplers have been designed to clamp onto the electrical lines and to slip around overhead low or medium voltage distribution wires without having to make or break hard connections. We believe that our medium voltage inductive coupler, a key component in the overall power line communications network, overcomes significant hurdles in the development of an economically viable power line communications solution.

        We are currently working with leading utilities and technology companies in the development and testing of the principal equipment, components and technologies that comprise our PLC Technologies. Prototypes of these components and technologies presently are being evaluated in field trials and pilots. For Ambient to be commercially successful, the PLC Technologies must be commercially deployed over one or more electric utilities distribution networks. We believe that the ultimate decision by an electric utility to allow for commercial deployment of our PLC Technologies may also be influenced by the enhanced utility services such as AMR and outage reporting that such PLC Technologies may ultimately provide to utilities. Our objective over the next twelve months is to intensify our marketing efforts, begin selling our PLC Technologies and continue the design, development and testing of enhanced versions of the equipment and components comprising the PLC Technologies.

        We are a development stage company that has generated significant losses since our inception in June 1996. We expect to continue to incur operating losses for the foreseeable



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future as we continue and complete the development of the PLC Technologies and establish a commercial infrastructure for their exploitation. To date, we have devoted substantially all of our efforts towards research and development activities. As of September 30, 2004, we had an accumulated deficit of approximately $73 million (which includes approximately $47 million in stock based charges). As a development stage company, we have a limited operating history upon which an evaluation of our prospects can be made. Our prospects must therefore be evaluated in light of the challenges, expenses, delays and complications associated with a development stage company. Our independent accountants have included a "going concern" exception in their audit reports on our audited 2003 and 2002 financial statements, and we expect such an exception to continue in their 2004 report. The financial statements do not include any adjustment that might result from the outcome of such uncertainty.

RECENT DEVELOPMENTS

        In December 2004, we raised gross proceeds of $ 5,500,000 from the private placement to institutional and individual investors of our three-year 6% Convertible Debentures (the "Convertible Debentures). We intend to use the proceeds of the financing for general corporate purposes, including working capital and the funding of operating losses. The outstanding principal amount and accrued interest on the Convertible Debentures is convertible into shares of Common Stock at a per share conversion price of $0.25 (subject to adjustment if there are certain capital adjustments or similar transactions, such as a stock split or merger). In connection with the issuance of the Convertible Debentures, we issued to the purchasers of these debentures three-year warrants (the "Warrants") to purchase up to 22,000,000 shares of our Common Stock, at a per share exercise price of $0.50. We received net proceeds of approximately $4,900,000 from the placement of these securities, after the payment of offering related fees and expenses. As compensation for the placement of these securities, we also issued warrants to purchase up to an additional 4,400,000 shares of our Common Stock. A more complete description of this financing is included elsewhere herein under "DESCRIPTION OF THE AGREEMENTS WITH THE HOLDERS OF THE CONVERTIBLE DEBENTURES."

        Additionally, we are registering for resale a total of 59,532,626 shares of our Common Stock, consisting of 37,083,333 shares of our Common Stock currently issued and outstanding and 22,449,293 shares of our Common Stock issuable pursuant to warrants. A more complete description of the offering of these shares is included elsewhere herein under the caption "SELLING STOCKHOLDERS".

CORPORATE INFORMATION

        Our principal offices are located at 79 Chapel Street Newton, Massachusetts 02458 and our telephone number is 617-332-0004. We maintain a website at WWW.AMBIENTCORP.COM. Information contained on our website is not part of this Prospectus.

        All references to "we," "our," or "us" in this filing refer to Ambient Corporation, a Delaware corporation, and our subsidiaries.

                                  RISK FACTORS

        Investing in shares of our Common Stock involves significant risk. You should consider the information under the caption "RISK FACTORS" beginning on page 5 of this Prospectus in deciding whether to purchase the Common Stock offered under this Prospectus.



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                                  THE OFFERING

Securities offered by the
selling stockholders                  114,224,626  shares of Common Stock. (1)

Shares outstanding before the
Offering                              145,640,265 shares of Common Stock. (2)

Use of Proceeds                       We will not receive any proceeds from the
                                      Sale of the Common Stock by the selling
                                      stockholders.

(1) Includes up to (i) (a) 22,000,000 shares of our Common Stock issuable upon conversion of Convertible Debentures in the aggregate principal amount of $5,500,000 at a conversion price of $0.25 per share, (b) up to 1,320,000 shares of Common Stock issuable in respect of interest on the Convertible Debentures accrued and accruing through the first anniversary of issuance and (c) 22,000,000 shares of Common Stock issuable upon exercise of the Warrants and (d) an additional 4,532,000 shares of Common Stock, representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholders (X) based on adjustments to the conversion price of the unconverted Convertible Debentures and/or to the number of shares covered by their unexercised Warrants in the event that, on or prior to the 270th day after the effective date of the Registration Statement of which this Prospectus forms a part (the "Registration Statement"), we subsequently offer or issue securities at a purchase price or conversion price lower than $0.25 per share or warrants either (i) having an exercise price below the exercise price of the warrants or
(ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable to the selling stockholders upon exercise of the Warrants and (Y) as liquidated damages through the projected effective date of the Registration Statement, in each case as covered by terms of agreements between us and such selling stockholders, (ii) (a) 4,400,000 shares of Common Stock issuable upon exercise of certain other warrants issued as compensation to a finder in connection with the issuance of the Convertible Debentures (the "Compensation Warrants"). and (b) an additional 440,000 shares of Common Stock, representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholders (X) based on adjustments to the conversion price of the unconverted Convertible Debentures and/or to the number of shares covered by their unexercised warrants in the event that, on or prior to the 270th day after the effective date of the Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $0.25 per share or warrants either (i) having an exercise price below the exercise price of the warrants held by the selling stockholders or
(ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable to the selling stockholders upon exercise of the Warrants and (Y) as liquidated damages through the projected effective date of the Registration Statement, in each case as contemplated by terms of agreements between us and such selling stockholders, (iii) 37,083,333 shares of Common Stock and (iv) 22,449,293 shares of issued and outstanding Common Stock issuable upon exercise of certain other warrants and options (together with the warrants in (ii) above the "Other Warrants"). For a description of the agreement between us and the holders of the Convertible Debentures, see "DESCRIPTION OF THE AGREEMENTS WITH THE HOLDERS OF THE CONVERTIBLE DEBENTURES." See also, "SELLING STOCKHOLDERS".

(2) As of January 18, 2005; Does not include (a) up to an aggregate of 14,486,000 shares of Common Stock issuable upon exercise of options granted under our 2000 Equity Incentive Stock Option Plan and our 2002 Non-Employee Director Stock Option Plan, (b) any of the shares described in clauses (i),(ii) and (iv) in footnote (1) above and (c) 19,804,073 shares of Common Stock issuable upon exercise of certain other outstanding options and warrants.

                                  RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE YOU PURCHASE ANY OF OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THIS EVENT YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                          RISKS CONCERNING OUR BUSINESS

        WE HAVE INCURRED NET LOSSES IN EVERY QUARTER AND YEAR SINCE INCEPTION AND WE EXPECT OUR NET LOSSES TO CONTINUE THROUGH THE FORESEEABLE FUTURE.

        We are a development stage company engaged in the design, development and marketing of the PLC Technologies. The PLC Technologies have not, to date, generated any significant revenues. For the year ended December 31, 2003, we incurred a net loss of $5,235,962 and we reported net losses of $3,480,373 and $10,029,583 for the years ended December 31, 2002 and 2001, respectively. We incurred a net loss of $5,649,124 for the nine months ended September 30, 2004. From inception through September 30, 2004, we reported an accumulated deficit of approximately $73 million. We expect to continue to incur net losses through 2005 and for the foreseeable future as we continue to further develop and test the PLC Technologies and to intensify our commercialization efforts. To date we have funded our operations through the sale of our securities and expect to continue doing so for the foreseeable future. We will need to generate significant revenue to achieve profitability. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon the factors discussed elsewhere in this "Risk Factors" section, as well as numerous other factors outside of our control, including:

        o development and marketing of competing broadband technologies, including non-power line based broadband alternatives, that may be more effective or less costly than the implementation of the PLC Technologies;
        o utilization of the PLC Technologies by electric utilities to provide a commercially deployed power line communications network; and
        o       collaboration agreements with Internet service resellers.

        It is possible that we may never achieve profitability and, even if we do achieve profitability, we may not sustain or increase profitability in the future. If we do not achieve sustained profitability, we will be unable to continue our operations.

        WE HAVE A LIMITED OPERATING HISTORY.

        We were incorporated in June 1996 and have been engaged since 1999 in the power line communications field. We are subject to all of the risks inherent in the establishment of a new business enterprise in a nascent and evolving field. Our limited operating history makes it difficult to evaluate our financial performance and prospects. No assurance can be made at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.



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        IF WE ARE UNABLE TO OBTAIN SUFFICIENT FUNDS WHEN NEEDED, AND INCUR A
CASH FLOW DEFICIT, OUR BUSINESS COULD SUFFER.

        Although we believe that available cash-on-hand will be sufficient for our needs at least through the next twelve months, our existing resources may not be sufficient to support the commercial introduction, production and delivery of our PLC Technologies. We may be unable to obtain additional funds in a timely manner or on acceptable terms, which would render us unable to fund our commercialization efforts or expand our business. If we are unable to obtain capital when needed, we may have to restructure our business or delay or abandon our development and expansion plans. Although we have been successful in the past in obtaining financing for working capital, we will have ongoing capital needs as we intensify our commercialization efforts and expand our business. If we raise additional funds through the sale of equity or convertible securities, your ownership percentage and the value of your Common Stock will be diluted. We may have to issue securities that have rights, preferences and privileges senior to our Common Stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand.

        The independent registered public accounting firm and independent certified public accountants' reports for our financial statements for the years ended December 31, 2003 and 2002, respectively, include explanatory paragraphs regarding substantial doubt about our ability to continue as a going concern. We expect a going concern qualification in the 2004 report. This "going concern" paragraph may have an adverse effect on our ability to obtain financing for operations and to further develop and market products. If we do not receive additional capital in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

        OUR COMMERCIAL SUCCESS IS CONTINGENT UPON THE INTEGRATION OF OUR PLC TECHNOLOGIES BEING COMMERCIALLY DEPLOYED OVER THE UTILITIES DISTRIBUTION NETWORK.

        Our activities to date are primarily focused on the design, development and marketing of the PLC Technologies for use on low and medium voltage distribution systems. We have established contractual relationships with leading technology companies and utilities for the design, development, evaluation and testing of the PLC Technologies. No assurance can be given that these arrangements will achieve their intended results or that they will result in our PLC Technologies being commercially deployed over an electrical power distribution network. We are in the process of integrating the PLC Technologies with various other complementary and necessary technologies. While our couplers and the other principal equipment and components comprising the PLC Technologies have been successfully tested in limited field trials, no assurance can be given that these components or technologies will be successfully developed or technologically feasible for deployment on a commercial scale over a utilities distribution network. In addition, the costs of developing and commercializing the PLC Technologies may far outweigh the revenue stream from such commercialization.

        The nature of PLC Technologies requires us to market them, at least initially, primarily to electric utilities. Our success is dependent, initially, on the deployment by electric utilities of a communications network over their powerline distribution system utilizing the PLC Technologies. If a significant number of electric utilities ultimately elect not to commercially deploy a power line communications system or to not utilize our PLC Technologies or to favor other technologies or providers of similar services, our business may be adversely affected and we may be required to cease operations.



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

        Moreover, the PLC Technologies may not achieve or sustain market acceptance under emerging industry standards or may not meet, or continue to meet, the changing demands of the media access and technology service companies. If the market for our PLC Technologies does not develop or expand as we anticipate, our business, financial condition and results of operations would be materially adversely affected and we may be required to cease operations.

        GOVERNMENTAL REGULATIONS MAY DELAY OR PRECLUDE COMMERCIAL DEPLOYMENT OF A POWER LINE COMMUNICATIONS NETWORK.

        Electric utilities are ordinarily subject to significant governmental oversight and regulations, on both the state and federal level. Foreign utilities and other providers of electric power are also subject to significant governmental oversight and regulations in their respective home countries. In certain countries, there may be regulations restricting the transmission of high frequency signals over power lines, necessitating governmental permission. These regulations, as well as regulations in the telecommunications field, may inhibit, delay or preclude the commercial deployment of power line communications networks or the utilization of the PLC Technologies.

        The Federal Communications Commission (the "FCC") recently adopted rules and regulations published in January 2005. In our view, these rules are favorable to the development of broadband over powerlines. No assurance can be given that these regulations will not be modified by FCC or will become subject to legal challenges.

        IF WE FAIL TO PROPERLY MANAGE OUR GROWTH, OUR BUSINESS AND OPERATIONS WOULD BE HARMED.

        We intend to expand management, design and development, testing, quality control, marketing, sales and service and support operations, as well as financial and accounting controls, in order to further the commercialization of the PLC Technologies. The pace of our anticipated expansion, together with the level of expertise and technological sophistication required to provide implementation and support services, will demand an unusual amount of focus on the operational needs of our future prospective customers for quality and reliability. We anticipate that this development may strain our existing managerial, operational and financial resources.

        We may be unable to develop and expand our business and operations for one or more of the following reasons:

        o We may not be able to locate or hire at reasonable compensation rates qualified and experienced sales staff and other employees necessary to expand our capacity on a timely basis;
        o We may not be able to integrate new management and employees into our overall operations; and
        o We may not be able to successfully integrate our internal operations with the operations of product manufacturers and suppliers to produce and market commercially viable products or solutions.

        If we cannot manage our growth effectively, our business and operating results will suffer.

        WE HAVE NO AGREEMENT RELATING TO REVENUE GENERATING ACTIVITIES.



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        We presently have no agreement or understanding with any electric utility as to commercial exploitation of the PLC Technologies, and no assurance can be provided that we will be successful in concluding any significant-revenue generating agreement on terms commercially acceptable to us.

        WE DEPEND ON ATTRACTING AND RETAINING KEY PERSONNEL.

        We are highly dependent on the principal members of our management, and technology staff. The loss of their services might significantly delay or prevent the achievement of development or strategic objectives. Our success depends on our ability to retain key employees and to attract additional qualified employees. We make no assurance that we will be able to retain existing personnel or attract and retain additional highly qualified employees in the future.

                      RISKS CONCERNING THE PLC TECHNOLOGIES

        AN INTERRUPTION IN THE SUPPLY OF COMPONENTS AND SERVICES THAT WE OBTAIN FROM THIRD PARTIES COULD HAMPER OR IMPEDE THE COMMERCIALIZATION OF OUR PLC TECHNOLOGIES.

        The principal components comprising the PLC Technologies include our proprietary and patent protected couplers, which we design and develop in-house, and the nodes or communications controllers that are designed to interface with the existing power lines. To manufacture and assemble our end products and components, we depend on third parties to deliver and support reliable components, enhance their current products and components, develop new components on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. Any significant interruption in the supply of any of these components, products or services could hamper or impede our commercialization efforts and, following commercialization, if occurs, may cause a decline in sales of our products and services, unless and until we are able to replace the functionality provided by these suppliers and services.

        WE FACE COMPETITION FROM SEVERAL SOURCES.

        Certain companies engaged in the field of power line communications have announced limited commercial deployment in specified geographic locations. Additionally, as we are proposing an alternative broadband option, the competition for the PLC Technologies also includes non-power line based providers of broadband transmission and, to a lesser extent, other providers of power line based solutions. Some of the providers of broadband access have substantially greater financial resources, technological and marketing personnel, and research and development resources than we do.

        Numerous companies claim to provide non-power line based high-speed data transmission. In particular, Internet service providers (ISPs) provide Internet access over existing networks and have nationwide marketing presence and strategic or commercial licenses with telecom carriers. Wireless and satellite service providers have announced plans to expand fixed-wireless networks for high-speed data customers. Cellular operators are establishing portals facilitating access to web and information services.

        Certain companies, including some with significantly greater resources than we have, provide partial or complete power line based solutions. We believe that our core strategy, which attempts principally to collaborate with appropriate parties in the communications and service technology areas as well as utilities, provides the most viable prospect for deploying a commercially viable power line communications network. However, there can be no



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assurance that this market strategy will be successful or that we will be able to compete successfully in this market

        There can also be no assurance that other companies will not enter the market in the future. There can be no assurance that development by others of similar or more effective technologies or solutions will not render our PLC Technologies non-competitive or obsolete.

        In addition, the PLC Technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

        WE MAY NOT HAVE ADEQUATELY PROTECTED OUR INTELLECTUAL PROPERTY RIGHTS.

        We have filed with the United States Patent and Trademark Office ("USPTO"), and in other regions and countries globally, patent applications with respect to the different PLC Technologies and applications on the medium and low voltage distribution grid and for in-building wiring

        In September 2002, the United States Patent and Trademark Office (the "USPTO") issued to us a patent, with a priority date of December 1999, primarily covering inductive coupling of data signals onto overhead and underground power distribution cables. Subsequently, the USPTO issued two additional patents. Our expanding patent portfolio includes six patents issued or allowed by the USPTO and several pending patent applications in the United States and worldwide. However, the PLC Technologies include several components and technologies for which we may not have intellectual property rights. Accordingly, we are currently undertaking a products and technology clearance review of the technologies comprising the PLC Technologies.

        While we rely on a combination of copyright and trade secret laws, nondisclosure and other contractual provisions, and technical measures to protect our intellectual property rights, it is possible that our rights relating to the PLC Technologies may be challenged and invalidated or circumvented. Further, effective intellectual property protection may be unavailable or limited in certain foreign countries. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of processes and devices that we may regard as proprietary. Policing unauthorized use of proprietary information is difficult, and there can be no assurance that the steps we have taken will prevent misappropriation of our technologies. In the event that our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for technologies, which could have a material adverse effect on our business, financial condition and results of operations.

        Litigation may be necessary in the future to enforce our patent portfolio and intellectual property rights, to protect trade secrets, or to determine the validity and scope of the proprietary rights of others. There can be no assurance that any such litigation will be successful. Litigation could result in substantial costs, including indemnification of customers and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations, whether or not this litigation is determined adversely to us. In the event of an adverse ruling in any litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, and expend significant resources to develop non-infringing technology or obtain licenses to infringed technology.

        NEW CORPORATE GOVERNANCE REQUIREMENTS ARE LIKELY TO INCREASE OUR COSTS AND MAKE IT MORE DIFFICULT TO ATTRACT QUALIFIED DIRECTORS.

        We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC. We expect that these laws, rules and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming and costly. We also expect that these new requirements may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new requirements may also make it more difficult for us to attract and retain qualified individuals to serve as members of our board of directors or committees of the board.

                     RISKS CONCERNING OUR CAPITAL STRUCTURE

        CONSOLIDATED EDISON, INC., AN AFFILIATE OF THE CONSOLIDATED EDISON COMPANY OF NEW YORK, INC., OUR PRINCIPAL UTILITY COLLABORATOR, CONTROLS A SIGNIFICANT PORTION OF OUR COMMON STOCK AND COULD CONTROL OR INFLUENCE OUR ACTIONS IN A MANNER THAT CONFLICTS WITH OUR INTERESTS AND THE INTERESTS OF OTHER STOCKHOLDERS.

        As of January 18, 2005, Consolidated Edison, Inc. ("ConEd"), an affiliate of the Consolidated Edison Company of New York, Inc. ("CECONY"), our leading utility development collaborator, beneficially owned approximately 26.5% of the outstanding shares of our Common Stock (prior to the exercise of outstanding warrants and options). In addition, ConEd is contractually entitled to designate a member of our board of directors, so long as it continues to beneficially hold, in the aggregate, 20% of Ambient's issued and outstanding equity capital. As of the date of this Prospectus, ConEd has not exercised this right. When and if this right is exercised, ConEd may be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors and the sale of our company. Such a concentration of ownership may also have the effect of delaying or preventing a change in control of our company, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. Any of these events could decrease the market price of our Common Stock.

        FUTURE SALES OF COMMON STOCK OR OTHER DILUTIVE EVENTS MAY ADVERSELY AFFECT PREVAILING MARKET PRICES FOR OUR COMMON STOCK.

        As of January 18, 2005, we had 145,640,265 shares of Common Stock outstanding. We are registering 37,083,333 of such shares hereunder. In addition, we are registering 54,692,000 shares of our Common Stock, which may be issued upon the conversion or exercise of the Convertible Debentures and Warrants, as well as additional shares which may become issuable in connection therewith resulting form adjustments to the conversion or exercise prices or as liquidated damages. Under certain conditions, we can require a mandatory conversion of the outstanding Convertible Debentures. See "DESCRIPTION OF THE AGREEMENTS WITH THE CONVERTIBLE DEBENTURE HOLDERS." We are also registering 22,449,293 shares of our Common Stock issuable upon exercise of the Other Warrants.

        Availability of a significant number of additional shares of our Common Stock for future sale and issuance could depress the price of our Common Stock.

        IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

        Provisions of Delaware law, as well as the presence of ConEd, our largest stockholder, could make it more difficult for a third party to acquire us, even if such acquisition would be beneficial to our stockholders.

        OUR STOCK PRICE MAY FLUCTUATE AFTER THIS OFFERING

        We cannot guarantee that you will be able to resell the shares of our Common Stock at or above your purchase, exercise or conversion price. The market price of our Common Stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

        o       Quarterly variations in operating results;
        o The progress or perceived progress of our research, development and marketing efforts;
        o       Changes in accounting treatments or principles;
        o Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
        o       Additions or departures of key personnel;
        o Future public and private offerings or resale of our common stock or other securities;
        o Stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and
        o       General political, economic and market conditions.

        VOLATILITY OF TRADING MARKET MAY AFFECT YOUR INVESTMENT.

        The market price for our Common Stock is highly volatile. The factors enumerated above, as well as various factors affecting the telecommunications/broadband industry generally, and price and volume volatility unrelated to operating performance affecting small and emerging growth companies generally, may have a significant impact on the market price of our Common Stock.

        PENNY STOCK REGULATIONS ARE APPLICABLE TO INVESTMENT IN SHARES OF OUR COMMON STOCK.

        Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities are provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to penny stock rules. Many brokers will not deal with penny stocks; this restricts the market.

        BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR SHARES OF COMMON STOCK, OUR STOCKHOLDERS WILL NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

        We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

        The selling stockholders will receive the net proceeds from sales of the shares of Common Stock included in this Prospectus. We will not receive any proceeds from the sale of Common Stock by the selling stockholders.

        Assuming all of the warrants and options for which the underlying shares of Common Stock that are covered by this Prospectus are exercised for cash, we will receive approximately $20.5 million in cash proceeds (before deducting fees and commission). However, the holders of warrants having an aggregate exercise price of approximately $13.3 million have cashless exercise provisions that become effective under certain conditions and if these warrants are exercised by the cashless exercise provision, we will not receive any cash proceeds from the exercise of those warrants.

              DESCRIPTION OF THE AGREEMENTS WITH THE HOLDERS OF THE
                             CONVERTIBLE DEBENTURES

        Under a Securities Purchase Agreement, dated as of December 23, 2004 (the "Securities Purchase Agreement"), with each of the lenders named therein we issued $5,500,000 in aggregate principal amount of our Convertible Debentures. In connection with the issuance of the Convertible Debentures, we issued to the holders of the Convertible Debentures three-year warrants to purchase up to 22,000,000 shares of our Common Stock at an exercise price of $0.50 per share (the "Warrants").

        The following is a summary of the principal terms of the Convertible Debentures. The term of the Convertible Debentures is three years and they may be prepaid at any time by notice given by us after the first anniversary of issuance at least 30 days in advance of such prepayment, subject to the holder's conversion rights described herein. Each Convertible

Debenture is convertible into shares of Common Stock at an initial conversion price of $0.25 per share, subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger. Interest at the rate of 6% per annum is payable on a bi-annual basis and on conversion and may be paid, at our option, either in cash or in shares of Common Stock at a rate equal to, with respect to interest accrued through December 31, 2005, $0.25 per share; with respect to interest accrued after December 31, 2005, 90% of the average closing bid price of the Common Stock during the ten trading days preceding the date of payment. The option to pay dividends in shares of our Common Stock, however, is subject to the condition that the issuance of such shares of Common Stock to the holder cannot result in such holder and its affiliates beneficially owning more than 4.99% of the shares of our Common Stock outstanding immediately after such issuance (this limitation is further discussed below in this section). The Convertible Debentures may first be converted on the earlier of the 65th day after issuance of the effective date of the Registration Statement. The Convertible Debentures are subject to mandatory conversion, at our election upon notice given to the holders of such debentures if the closing bid price of the Common Stock exceeds $1.00 for 20 consecutive days, but only if the Registration Statement is then effective and certain other conditions are met. Unless converted earlier, on the third anniversary of issuance the Convertible Debentures convert into shares of our Common Stock at the conversion price then in effect (subject to extension under certain circumstances).

        The holders may declare the principal amount of and the interest accrued on the Convertible Debentures immediately due and payable upon the occurrence of certain events of default including (1) our failure to pay principal and interest when due (subject to a five day grace period), (2) our material breach of any of the representations or warranties we make in the Securities Purchase Agreement , (3) our failure to have stock certificates delivered within seven trading days from delivery of a conversion notice if such failure continues for ten trading days after notice thereof to us, (4) our failure to observe any undertaking contained in the Convertible Debentures or the other transaction documents in a material respect if such failure continues for 30 calendar days after notice, (5) our insolvency, liquidation or a bankruptcy event, (6) the entry of money judgment or similar process in excess of $750,000 if such judgment remains unvacated for 60 days or (7) the suspension of the Common Stock from trading on the Over the Counter Bulletin Board or such other market on which our Common Stock is then traded, if such suspension continues for 20 trading days. In addition, under certain circumstances the holder of a Convertible Debenture has the right to give us a notice requiring us to redeem all or any portion of such Convertible Debenture. Such redemption will be at a redemption price equal to V/CP x M, where "V" means the principal of, plus the accrued and unpaid interest on such Convertible Debenture, "CP" means the conversion price in effect on the date of the redemption notice, and "M" means the average of the closing sale prices for any five (5) trading days (which need not be consecutive) selected by the holder of the unconverted debenture being redeemed.

        The Warrants are exercisable at the earlier of the 65th day following issuance and the effective date of the Registration Statement and shall expire on the third anniversary thereof. The exercise price for the Warrants is subject to adjustment if there are certain capital adjustments or similar transactions, such as a stock split or merger. Holders are entitled to exercise their Warrants on a "cashless" basis following the first anniversary of issuance if the Registration Statement is not in effect at the time of exercise. If the holder elects the cashless exercise option, it will receive a lesser number of shares and we will not receive any cash proceeds from that exercise. The lesser number of shares which the holder will receive is determined by a formula that takes into account the closing bid price of our Common Stock on the trading day immediately before the Warrant exercise. That closing price is multiplied by the full number of shares for which the Warrant is then being exercised. That result is reduced by the total exercise price the holder would have paid for those shares if it had not elected a cashless exercise. The number of shares actually issued under the cashless exercise option is equal to the balance amount divided by the closing price referred to above.

        The terms of the Convertible Debentures and Warrants specify that the beneficial owner can convert such debenture or exercise such warrant in accordance with their respective terms by giving notice to us. However, the holder may not convert the Convertible Debentures or exercise its Warrant to the extent that such conversion or exercise would result in such owner and its affiliates beneficially owning more than 4.99% of our stock then outstanding (after taking into account the shares of our Common Stock issuable upon such conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert its debentures or exercise its warrant.

        Pursuant to the Securities Purchase Agreement and a Registration Rights Agreement executed and delivered at the same time, we are obligated initially to register under the Act the number of shares issuable on conversion in full of the Convertible Debentures outstanding plus interest accrued thereon through the third anniversary of the issuance thereof and the number of shares of Common Stock issuable upon exercise of the Warrants, as well as our good faith estimate of certain additional shares we might have to issue to certain selling shareholders. Some of those additional shares would be issuable if we file the Registration Statement or if its effective date is later than the dates specified in the Registration Rights Agreement, or if, after the effective date, the stockholder's right to sell under the Registration Statement is suspended for periods in excess of those specified in the Registration Rights Agreement. Other shares we might be required to register to such selling stockholder would be based on adjustments to the conversion price of the unconverted debentures and/or to the number of shares covered by its unexercised warrants in the event that, on or prior to the 270th day after the effective date of the Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than the conversion price then in effect or issue warrants either (i) having an exercise price below the exercise price of the Warrants held by the selling stockholder or (ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable upon exercise thereof. We are also obligated to keep the Registration Statement effective until the earlier of the date on which the holders may sell without restriction all shares registered on their behalf under this Prospectus under Rule 144 promulgated under the Act or the date on which such holders no longer own any of those shares.

        We are also registering 4,400,000 shares of Common Stock that may become issuable upon exercise of Compensation Warrants, of which 2,200,000 Compensation Warrants are exercisable at a per share exercise price of $0.25 and 2,200,000 Compensation Warrants may become exercisable under certain conditions at a per share exercise price of $0.50. These Compensation Warrants are otherwise exercisable on substantially the same terms and conditions as the Warrants. We are also registering an additional 440,000 shares of Common Stock representing our current good faith estimate of additional shares that we might be required to issue in respect of the Compensation Warrants based on adjustments to the number of shares covered thereby in the event that, on or prior to the 270th day after the effective date of the Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $0.25 per share or warrants either (i) having an exercise price below the exercise price of the Warrants or (ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable upon exercise of such Compensation Warrants.

        Finally, we are also registering 37,083,333 shares of our Common Stock and 22,449,293 shares of our Common Stock issuable upon exercise of certain other warrants, in each case held by persons who are not holders of Convertible Debentures but have piggyback registration rights.

        In the Securities Purchase Agreement, we have agreed that if we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock) with any third party (a "New Transaction") on any date which is earlier than 270th day after the effective date of the Registration Statement (plus the number of days, if any, during which the Registration Statement is suspended in the interim) in which the (i) lowest per share purchase price contemplated thereunder or the lowest conversion price which would be applicable under the terms of such New Transaction is below the initial conversion price and/or (ii) the lowest exercise price of any warrants issued thereunder is lower than the initial exercise prices of the Warrants (such transaction being a "Lower Price Transaction"), then the terms of any unconverted share of Convertible Debentures or any unexercised Warrants shall be modified to adjust the relevant conversion price in such convertible Debentures, the warrant exercise price or the number of warrant shares to be equal to that provided in the transaction as so consummated. In addition, if during such period we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock), whether or not a Lower Price Transaction, we are required to incorporate in the selling shareholders' agreements or instruments the terms, if any, from the instruments relating to such transaction which are more beneficial to the investors.

        The foregoing restrictions will not apply to the issuance of securities
(a) in connection with the exercise of conversion or other rights under documents executed and transactions consummated prior to December 23, 2004, (b) pursuant to any of our existing employee or non-employee directors stock option plans, or (c) pursuant to certain transactions with any of our strategic partners (as defined in the Securities Purchase Agreement).

        Other additional shares, if any, which might be issued to a holder on account of any of such adjustments referred to in the preceding paragraphs are not covered by the Registration Statement and this Prospectus. However, if in fact we are required to issue any of these securities as a result of any action taken by us then we may be required to file a new registration statement in respect of the resale of the Common Stock underlying these securities.

        Under the Registration Rights Agreement, we will be obligated to pay liquidated damages to the holders of the Convertible Debentures if (i) the Registration Statement is filed after January 22, 2005, (ii) the Registration Statement is not declared effective by April 22, 2005, or (iii) the effectiveness of the Registration Statement is subsequently suspended for more than certain permitted periods. The permitted suspension periods are any one or more periods during any consecutive 12-month period aggregating not more than 50 days, but each period shall neither be for more than 20 days nor begin less than 10 trading days after the preceding suspension period ended (the date any such suspension commences, beyond such permitted restrictions, is referred to as a "Restricted Sale Date"). The amount of liquidated damages that we must pay to the holders of the Convertible Debentures if any of the events described in clauses (i), (ii) or (iii) above occurs will be 1% of the stated value of all the Convertible Debentures during the first 30-day period (and pro rata for any such period which is less than 30 days) and 2% of the stated value of all the Convertible Debentures during each subsequent 30-day period (and pro rata for any such period which is less than 30 days). Liquidated damages shall cease to accrue on October 19, 2005, with respect to any failure to timely file the Registration Statement or any failure of the Registration Statement to be timely declared effective. After the effective date, however, the stated value of the Convertible Debentures used in determining the liquidated damages will be equal to the sum of (X) the stated value of all Convertible Debentures not yet converted and (Y) the stated value of Convertible Debentures converted within the preceding 20 trading days, if the Common Stock issued upon conversion of any such Convertible Debentures is still held by the converting debenture holder. The Convertible Debenture holders have the right to have these liquidated damages paid in shares of Common Stock (valued at the conversion price). In addition, the Company is entitled to pay these liquidated damages in shares of Common Stock if the Registration Statement becomes effective on or before July 20, 2005, and the Registration Statement is effective at the time of payment. Notwithstanding the foregoing, if the

Registration Statement is declared effective on or before May 22, 2005, then the Company will not be required to pay any liquidated damages in respect of the delay in the filing of such registration statement or effectiveness thereof.

        Each of our officers has signed an agreement with us limiting the number of shares of Common Stock that he can sell during certain periods of time (the "Principal's Agreement"). The obligation of each officer and director under his Principal's Agreement is separate from the obligation of each other officer and director under his Principal's Agreement. Each Principal's Agreement provides that, without the prior consent of a majority in interest of the holders of the Convertible Debentures in each instance, the officer or director will not sell or otherwise transfer or offer to sell or otherwise transfer any shares of Common Stock directly or indirectly held by him at any time prior to 60 days after the effective date of the Registration Statement (plus any days during which the Registration Statement is suspended, if any). Thereafter, and for the next succeeding 60 days (plus any days in the interim during which the Registration Statement is suspended, if any), he will not sell or otherwise transfer or offer to sell or otherwise transfer (except in a private transaction in which the transferee agrees to be bound by the Principal's Agreement), during any given 30-day period, any shares of Common Stock directly or indirectly held by him in an amount exceeding 5% of his then aggregate holdings. Finally, for the next succeeding 60 days, the amount that such officer can sell during each such 30-day period may not exceed, on a cumulative basis, 10% of their then aggregate holdings. The Principal's Agreement also provides that, under certain conditions (including, most significantly, that the Registration Statement is effective and the closing bid price for our Common Stock has been $0.75 or more for each of 10 consecutive trading days), these restrictions terminate. An exception to this limitation is a private transaction in which the transferee agrees to be bound by the Principal's Agreement; in that case, the transferee would be bound by the terms of this agreement.

        Reference is made to the form of Convertible Debenture, the form of Warrant, the Securities Purchase Agreement, the Registration Rights Agreement and the form of Principal's Agreement filed as exhibits to our Current Report on Form 8-K that was filed on December 28, 2004, for more complete description of the complex provisions that are summarized under this caption.

                              SELLING STOCKHOLDERS

        Up to 114,224,626 shares are being offered hereby under this Prospectus, all of which are being registered for sale for the account of the selling stockholders.

SALE OF THE CONVERTIBLE DEBENTURES AND RELATED WARRANTS

        For a detailed description of the placement of the Convertible Debentures and related warrants completed in December 2004 refer to the description in this Prospectus under the caption "DESCRIPTION OF AGREEMENTS WITH THE HOLDERS OF THE CONVERTIBLE DEBENTURES".

        The selling stockholders who participated in the December 23, 2004 financing transaction are offering up to 54,692,000 shares of our Common Stock issuable pursuant to the Convertible Debentures, the related Warrants and the Compensation Warrants issued in connection with this transaction.

        Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, the rights of each selling stockholder to convert its Convertible Debentures and to exercise its Warrants are subject to certain limitations. These limitations provide that the conversion of the Convertible Debentures or the exercise of the Warrants is first available on the earlier of 65 days after such securities were originally issued or the effective date of the registration statement of which this Prospectus is a part. The other significant limitation is that such selling stockholder may not convert its debentures or exercise its warrants, if such conversion or exercise would cause such holder's beneficial ownership of our Common Stock (excluding shares underlying any of their unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of Common Stock immediately after the conversion or exercise. (If the holder subsequently disposes of some or all of its holdings, it can again convert its debenture or exercise its warrant, subject to the same limitation). Also, the table below also includes the number of shares which might be issuable on the occurrence of certain events, such as the accrual of dividends, which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of Common Stock for some listed persons may include shares that are not subject to purchase during the 60-day period.

THE 2003 FINANCINGS

        In June 2003 and in October - November 2003, we raised approximately $5,277,500 in gross proceeds from the private placement of our securities.

        Certain of the selling stockholders who participated in the 2003 private placements are offering up to 4,062,084 of our Common Stock issuable pursuant to warrants issued in connection with this transaction. We are required to register the shares of Common Stock underlying these warrants.

ADDITIONAL SELLING STOCKHOLDERS WITH PIGGY-BACK REGISTRATION RIGHTS

        The selling stockholders with piggy-back registration rights are offering up to 55,470,542 shares of our Common Stock, which are being registered for resale hereunder, consisting of 37,083,333 shares of our Common Stock and 22,449,293 shares of our Common Stock issuable pursuant to warrants.

SELLING STOCKHOLDERS TABLE

        The following table sets forth the shares beneficially owned, as of January 18, 2005, by the selling stockholders prior to the offering contemplated by this Prospectus, the number of shares each selling stockholder is offering by this Prospectus and the number of shares which each would own beneficially if all such offered shares are sold. The selling stockholders acquired their beneficial interests in the shares being offered hereby in private placements in which each such selling stockholder advised us that it purchased the relevant securities solely for investment and not with a view to or for resale or distribution of such securities.

------------------------------ -------------------- --------------------- -------------------------------
                                                                           COMMON STOCK TO BE
                                                                           BENEFICIALLY OWNED IF
                                NUMBER OF                                  ALL SHARES OFFERED
                                SHARES OWNED         SHARES OFFERED        HEREUNDER ARE SOLD
SELLING                         BEFORE OFFERING      PURSUANT TO THIS
STOCKHOLDER                                          PROSPECTUS            SHARES           PERCENT

------------------------------ -------------------- --------------------- ---------------- --------------
Platinum Partners Value         9,064,000            9,064,000 (1)               --               --
Arbitrage Fund LP
------------------------------ -------------------- --------------------- ---------------- --------------
Double U Master Fund, L.P.      5,891,600            5,891,600 (2)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Bristol Investment Fund, Ltd.   4,532,000            4,532,000 (3)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Seventh Generation Corp.        3,172,400            3,172,400 (4)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Gross Foundation, Inc.          2,266,000            2,266,000 (5)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Vicsons Ltd.                    2,266,000            2,266,000 (5)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Sol Gross                       2,266,000            2,266,000 (5)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
L&B Trading Corp.               2,266,000            2,266,000 (5)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
DKR Soundshore Oasis Holding    2,266,000            2,266,000 (5)               --               --
Fund Ltd.
------------------------------ -------------------- --------------------- ---------------- --------------
Levi Schapira                   2,266,000            2,266,000 (5)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Edelweiss Trading Ltd.          1,812,800            1,812,800 (6)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Notzer Chesed                   1,812,800            1,812,800 (6)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Quines Financial SA             1,812,800            1,812,800 (6)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Jason Shohet                    2,579,457            2,229,466 (6) (7)      349,990                *
------------------------------ -------------------- --------------------- ---------------- --------------
Sturm Investment Group, Inc.    1,509,600            1,359,600 (8)          150,000                *
------------------------------ -------------------- --------------------- ---------------- --------------
Wayne Saker                     1,359,600            1,359,600 (8)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Blumfield Investments Inc.      1,359,600            1,359,600 (8)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Mordechai Vogel                   906,400              906,400 (9)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Simon Vogel                       906,400              906,400 (9)               --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Tower Paper Co. Inc.              453,200              453,200 (10)              --               --
Retirement Plan
------------------------------ -------------------- --------------------- ---------------- --------------
Brasshorn Limited               4,840,000            4,840,000 (11)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Ronald Kimelman                 1,104,168              687,501 (12)         416,667                *
------------------------------ -------------------- --------------------- ---------------- --------------
Joel Kimelman                     291,667              208,333 (12)          83,334                *
------------------------------ -------------------- --------------------- ---------------- --------------
Cyril Jalon                        52,083               52,083 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Rocco Trotta                      416,667              416,667 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Richard Heller                    104,167              104,167 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Maloney and Company               208,334              208,334 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Michael Hamblett                1,000,000            1,000,000 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Yehuda Friedman                   208,333              208,333 (12)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Oleg Voronstov                  1,760,000              760,000 (12)       1,000,000                *
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Consolidated Edison, Inc.      40,000,000           40,000,000 (13)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
EarthLink, Inc.                 6,253,766            6,253,766 (14)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Bennet Johnston, Advisory         200,000              200,000 (15)              --               --
Board Member
------------------------------ -------------------- --------------------- ---------------- --------------
Rudy Boshowtiz, Advisory           20,000               20,000 (15)              --               --
Board Member
------------------------------ -------------------- --------------------- ---------------- --------------
George Jee, Advisory Board         10,000               10,000 (15)              --               --
Member
------------------------------ -------------------- --------------------- ---------------- --------------
Robert Abrams, Advisory            45,000               45,000 (15)              --               --
Board Member
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Mark Isaacson                   2,350,000            2,350,000 (16)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Belle Haven Investments LLP       660,000              660,000 (17)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Aquilla Technologies Group,     1,657,834              325,000 (17)       1,332,834                *
Inc.
------------------------------ -------------------- --------------------- ---------------- --------------
Westerman Ball Ederer Miller       75,000               75,000 (17)              --               --
& Sharfstein
------------------------------ -------------------- --------------------- ---------------- --------------
John Moore                         40,000               40,000 (17)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Schneider & Associates             50,000               50,000 (17)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------
Dennis Quirk                      330,915              250,000 (17)          80,915                *
------------------------------ -------------------- --------------------- ---------------- --------------
Scott Sherman                   1,956,564            1,190,776 (17)         765,788                *
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Digiton                            56,000               56,000 (17)
------------------------------ -------------------- --------------------- ---------------- --------------
Aboudi & Brounstein               300,000              300,000 (18)              --               --
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Yehuda Cern                     2,319,167            1,900,000 (19)         419,167                *
------------------------------ -------------------- --------------------- ---------------- --------------

------------------------------ -------------------- --------------------- ---------------- --------------
Michael Widland, Board of       1,033,334              605,000 (20)         428,334                *
Directors
------------------------------ -------------------- --------------------- ---------------- --------------
Henry Seduski, Board of           845,000              550,000 (20)         295,000                *
Directors
------------------------------ -------------------- --------------------- ---------------- --------------
D. Howard Pierce, Board of        500,000              500,000 (20)              --               --
Directors
------------------------------ -------------------- --------------------- ---------------- --------------
Michael Braunold                  590,000               40,000 (21)         550,000                *
------------------------------ -------------------- --------------------- ---------------- --------------
Marvin Fiegenbaum                  50,000               50,000 (22)                               --
------------------------------ -------------------- --------------------- ---------------- --------------

*       Less than 1%

(1) Represents (i) 4,000,000 shares of Common Stock issuable upon conversion of $1,000,000 in principal amount of Convertible Debentures based on a conversion price of $0.25 per share, together with 240,000 shares of Common Stock issuable in respect of interest accrued thereon through the first anniversary of issuance ("Interest Shares"), and (ii) 4,000,000 shares issuable upon the exercise of Warrants. We are also registering an additional 824,000 shares that we might be required to issue to such selling stockholder (A) based on adjustments to the conversion price of the Convertible Debentures and/or to the number of shares covered by its unexercised warrants in the event that, on or prior to the 270th after the effective date of the Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $0.25 per share or warrants either (i) having an exercise price below the exercise price of the Warrants held by the selling stockholder or (ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable to the selling stockholder and (B) as liquidated damages through the projected effective date of the Registration Statement (the "Adjustment Shares").

(2) Represents (i) 2,600,000 shares of Common Stock issuable upon conversion of $650,000 in principal amount of Convertible Debentures together with 156,000 Interest Shares, and (ii) 2,600,000 shares issuable upon the exercise of Warrants. We are also registering an additional 535,600 Adjustment Shares issuable to such selling stockholder.

(3) Represents (i) 2,000,000 shares of Common Stock issuable upon conversion of $500,000 principal amount of Convertible Debentures together with 120,000 Interest Shares, and (ii) 2,000,000 shares issuable upon the exercise of Warrants. We are also registering an additional 412,000 Adjustment Shares issuable to such selling stockholder.

(4) Represents (i) 1,400,000 shares of Common Stock issuable upon conversion of $350,000 principal amount of Convertible Debentures together with 84,000 Interest Shares, and (ii) 1,400,000 shares issuable upon the exercise of Warrants. We are also registering an additional 288,400 Adjustment Shares issuable to such selling stockholder.

(5) Represents (i) 1,000,000 shares of Common Stock issuable upon conversion of $250,000 principal amount of Convertible together with 60,000 Interest Shares, and (ii) 1,000,000 shares issuable upon the exercise of Warrants. We are also registering an additional 206,000 Adjustment Shares issuable to such selling stockholder.

(6) Represents (i) 800,000 shares of Common Stock issuable upon conversion of $200,000 principal amount of Convertible Debentures, together with 48,000 Interest Shares and (ii) 800,000 shares issuable upon the exercise of Warrants. We are also registering an additional 164,800 Adjustment Shares issuable to such selling stockholder.

(7) The selling stockholder is also offering 416,666 shares issuable pursuant to warrants issued in connection with the 2003 private placements.

(8) Represents (i) 600,000 shares of Common Stock issuable upon conversion of $150,000 principal amount of Convertible Debentures, together with 36,000 Interest Shares, and (ii) 600,000 shares issuable upon the exercise of Warrants. We are also registering an additional 123,600 Adjustment Shares issuable to such selling stockholder.

(9) Represents (i) 400,000 shares of Common Stock issuable upon conversion of $100,000 principal amount of Convertible Debentures, together with 24,000 Interest Shares, and (ii) 400,000 shares issuable upon the exercise of Warrants. We are also registering an additional 82,400 Adjustment Shares issuable to such selling stockholder.

(10) Represents (i) 200,000 shares of Common Stock issuable upon conversion of $50,000 principal amount of Convertible Debentures, together with 12,000 Interest Shares, and (ii) 200,000 shares issuable upon the exercise of Warrants. We are also registering an additional 41,200 Adjustment shares issuable to such selling stockholder.

(11) Represents 4,400,000 shares of Common Stock issuable upon exercise of Compensation Warrants. We are also registering an additional 440,000 Adjustment Shares issuable to such selling stockholder.

(12) Represents shares of Common Stock issuable upon exercise of warrants issued to investors in connection with the 2003 financings.

(13) Includes 5,000,000 shares of Common Stock issuable upon exercise of warrants issued in October 2003 in connection with certain waivers granted by the selling stockholder.

(14) Comprised of (i) 4,170,433 shares of Common Stock and (ii) 2,083,333 shares of Common Stock issuable upon exercise of warrants issued in March 2004 in connection with an investment by the selling stockholder in our company.

(15) Represents shares of Common Stock issuable upon exercise of warrants issued by us in consideration of service on our advisory board.

(16) Represents shares of Common Stock issuable upon exercise of warrants issued by us in connection with the selling stockholder's resignation from our employment in September 2001. The selling stockholder was our Chief Executive officer and Chairman of our Board of Directors from January 2001 until his resignation from all positions with us on September 5, 2001.

(17) Represents shares of Common Stock issuable upon exercise of warrants.

(18) Represents shares of Common Stock issuable upon exercise of warrants issued by us in connection with services rendered to our company. These selling stockholders provide legal services to us. See "INTEREST OF NAMED EXPERTS AND COUNSEL."

(19) Represents shares of Common Stock issuable upon the exercise of currently exercisable non-plan options. The selling stockholder has been our Chief Engineer since December 2001. The principal executive officer has agreed to a lock-up agreement restricting the number of shares which he can sell for a specified period following the effective date of this Prospectus. See "DESCRIPTION OF THE AGREEMENTS WITH THE HOLDERS OF CONVERTIBLE DEBENTURES."

(20) Represents shares of Common Stock issuable upon exercise of non-plan options issued by us in consideration of service on our Board of Directors.

(21) Represents shares of Common Stock issuable upon exercise of warrants issued by us in consideration of service on our Board of Directors. The selling stockholder resigned from our Board of Directors in November 2004.

(22) Represents shares of Common Stock issuable upon exercise of warrants issued by us in consideration of service on our Board of Directors. The selling stockholder resigned from our Board of Directors in March 2004.

                              PLAN OF DISTRIBUTION

        As used in this Prospectus, stockholders selling our shares pursuant to this Prospectus include donees and pledgees selling shares received after the date of this Prospectus from a selling stockholder named in this Prospectus.

        We have agreed, subject to certain limits, to bear all costs, expenses and fees of registration of the shares of Common Stock offered by the selling stockholders for resale. However, any brokerage commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares of Common Stock will be borne by the selling stockholders selling those shares or by the purchasers of such shares.

        Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing:

        o The name of each such selling stockholder and of the participating broker-dealer(s);
        o       The number of securities involved;
        o       The price at which such securities were sold;
        o The commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
        o That such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
        o       Other facts material to the transaction.

        The selling stockholders may use any one or more of the following methods when selling shares:

        o       directly as principals;
        o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
        o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
        o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
        o an exchange distribution in accordance with the rules of the applicable exchange;
        o       privately negotiated transactions;
        o short sales made in compliance with applicable laws and regulations;
        o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

        o       a combination of any such methods of sale; and
        o       any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Act if available, rather than under this Prospectus.

        Any sales of the shares may be effected in private transactions or otherwise, and the shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom they may act as agent, principal or both in amounts to be negotiated. Those persons who act as broker-dealers or underwriters in connection with the sale of the shares may be selected by the selling stockholders and may have other business relationships with, and perform services for, us. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        Any selling stockholder or broker-dealer who participates in the sale of the shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the shares as principal may be deemed to be underwriting discounts and commissions under the Act.

        The anti-manipulation provisions of Rules 101 through 104 under the Securities Exchange Act of 1934, as amended the (the "Exchange Act"), may apply to purchases and sales of shares of Common Stock by the selling stockholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock.

        Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be able to be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        We are required to pay expenses incident to the registration, offering and sale of the shares pursuant to this offering. We estimate that our expenses will be approximately $80,489 in the aggregate. We have agreed to indemnify certain selling stockholders and certain other persons against certain liabilities, including liabilities under the Act or to contribute to payments to which such selling stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 300,000,000 shares of Common Stock, $.001 par value per share, of which 145,640,265 shares were outstanding as of January 18, 2005. We have approximately 155 shareholders of record as of such date. A significant portion of our Common Stock is held in either nominee name or street name brokerage accounts and, consequently, we are not able to determine the beneficial owners of our Common stock. Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefore and to share ratably in our assets available upon liquidation, dissolution or winding up. The holders of shares of the Common Stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of Common Stock are able to elect all directors.

          DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES
                                ACT LIABILITIES

        Pursuant to our certificate of incorporation and by-laws, our officers and directors are indemnified by us to the fullest extent allowed under Delaware law for claims brought against them in their capacities as officers and directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in our best interest, or if the officer or director had no reasonable cause to believe his conduct was lawful. Accordingly, indemnification may occur for liabilities arising under the Act. Insofar as indemnification for liabilities arising under the Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the and is, therefore, unenforceable.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

        In September 2003, Aboudi & Brounstein, Law Offices received a three year warrant to purchase up to 200,000 shares of our Common Stock at an exercise price of $0.12 per share in connection with legal services rendered by them.

                                  LEGAL MATTERS

        The validity of the Common Stock offered under this Prospectus will be passed on for us by Lawrence Kallaur, Esq.

                                     EXPERTS

        The financial statements incorporated by reference in this Prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2003 have been so incorporated in reliance on the report of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements for the year ended December 31, 2002, and incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Brightman Almagor & Co., certified public accountants, independent auditor based in Israel and a member of Deloitte Touche Tohmatsu.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

        We have filed with the SEC under the Act a Registration Statement on Form S-2, of which this Prospectus is a part, with respect to the shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's internet site.

        Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein or otherwise, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

        We are subject to the informational requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. Reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at:

                     Judiciary Plaza 450 Fifth Street, N. W.
                                    Room 1024
                             Washington, D.C. 20549

        Copies of such material may be obtained by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site at HTTP://WWW.SEC.GOV containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The SEC's telephone number is 1-800-SEC-0330.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows us to "incorporate" into this Prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Prospectus. Information contained in this Prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial Registration Statement and prior to effectiveness of the Registration Statement.

        The following documents filed by Ambient with the SEC are incorporated herein by reference:

o our Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC on March 30, 2004;

o our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, as filed with the SEC on May 17, 2004;

o our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 as filed with the SEC on August 16, 2004;

o our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as filed with the SEC on November 15, 2004;

o our Current Report on Form 8-K, as filed with the SEC on November 15, 2004;
and

o our Current Report on Form 8-K, as filed with the SEC on December 28, 2004.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

        This Prospectus is accompanied by a copy of our most Annual Report on Form 10-KSB (which is currently our Annual Report for the fiscal year ended December 31, 2003) and our most recent Quarterly Report on Form 10-QSB (which is currently our Quarterly Report for the quarter ended September 30, 2004).

        If you need an additional copy of these documents, or if you would like to receive a copy of any of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the address set forth below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

                               Ambient Corporation
                                79 Chapel Street
                          Newton, Massachusetts, 02458